THE ALGER FUNDS
THE ALGER FUNDS II
THE ALGER INSTITUTIONAL FUNDS
ALGER GLOBAL GROWTH FUND
360 Park Avenue South
New York, New York 10010

May 9, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn: Kim Browning

Re:                             The Alger Funds (File Nos.: 811-1355, 33-4959)

The Alger Funds II (File Nos.: 811-1743, 33-98102)

The Alger Institutional Funds (File Nos.: 811-7986, 33-68124)

Alger Global Growth Fund (File Nos.: 811-21308, 333-103283)

Registration Statements on Form N-1A

Ladies and Gentlemen:

On March 1, 2017, The Alger Funds, The Alger Funds II, The Alger Institutional Funds and Alger Global Growth Fund (each, a “Registrant” and collectively, the “Registrants”) filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 95, Post-Effective Amendment No. 70, Post-Effective Amendment No. 50 and Post-Effective Amendment No. 29 (collectively, the “485(a) Amendments”), respectively, to the Registrants’ Registration Statements on Form N-1A (each, a “Registration Statement” and collectively, the “Registration Statements”).  The designated effective date of the 485(a) Amendments was May 1, 2017 (the “Effective Date”).  Comments of the staff of the SEC (the “Staff”) on the 485(a) Amendments were provided by telephone to me and Lisa A. Moss by Kim Browning of the Staff on April 27, 2017.  Unintentionally, the 485(a) Amendments became effective on May 1, 2017, pursuant to Rule 485(a)(1) under the Securities Act, without reflecting the comments received from the Staff or any other changes because the Registrants failed to delay the automatic effectiveness of the 485(a) Amendments.

We plan to take the following steps to address this filing error.  First, to identify the current prospectuses and statement of additional information for each Registrant, we plan to file on May 9, 2017 pursuant to Rule 497 under the Securities Act the Registrant’s retail and institutional prospectuses and statement of additional information.

Next, we plan to file pursuant to Rule 485(a) under the Securities Act another post-effective amendment to each Registration Statement (collectively, the “Responding Amendments”) to reflect the Staff comments received on the 485(a) Amendments as well as any other changes that may be necessary or appropriate.  As requested by the Staff, we will file correspondence via EDGAR at least two days before filing the Responding Amendments to indicate how we have responded to the comments we received regarding the 485(a) Amendments.  The Responding Amendments will be marked to show changes made in response to the Staff’s comments on the 485(a) Amendments.  We understand that the Staff will not accelerate the effectiveness of the Responding Amendments pursuant to Rule 485(a)(3).

We note that the boards of trustees of certain Registrants will be asked to consider changes to the names and investment strategies of certain portfolio series of such Registrants (the “Funds”) at a board meeting currently scheduled for May 18, 2017.  We plan to file the Responding Amendments on or about May 26, 2017 in order to include the proposed changes to the Funds, subject to the Boards’ approval of those changes.  Additionally, we note that, subject to the Boards’ approval, we will add Class Y shares to the Alger SMid Cap Growth Fund, a Series of The Alger Funds. The Responding Amendments also will be marked to show those changes.

Should members of the Staff have any questions or comments, please contact me at 212.806.8806 or cullman@alger.com.

Very truly yours,

/s/ Christopher Ullman
Christopher Ullman

cc:                                Hal Liebes, Esq.

Lisa A. Moss, Esq.